Confidential Treatment Requested by Knight Inc.

October 13, 2008

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:

Knight Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 001-06446

Kinder Morgan Management, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-16459

Kinder Morgan Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 001-11234

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2008, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the September 29 comment letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

[***] — Information marked with this symbol has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Knight Inc.

General

1.                                      In responding to our comments, please consider whether each of the comments below relates to the other registrants reviewed and revise your disclosure for each registrant as necessary.

Response:  We have considered whether each comment relates to the other registrants and have indicated where they do in the applicable responses below.

Knight, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

2.                                      We note that you have checked the box on the cover page of your Form 10-K indicating that you are required to file reports pursuant to Section 13 or 15(d) of the Act.  In light of the Form 15s you filed on June 5, 2007, please tell us why you believe that you are required to continue to report under the Act.

Response:  The Form 15s filed by Kinder Morgan, Inc., which was Knight Inc.’s name prior to the going private transaction, related to classes of securities that had been registered under Section 12 of the Securities Exchange Act of 1934, as amended.  Knight Inc. has other securities, such as its senior debt securities, that were not registered under Section 12 of the Exchange Act but were sold in transactions registered under the Securities Act of 1933, as amended.  Because of those other securities, which were unaffected by the going private transaction, we believe Section 15(d) of the Exchange Act required Knight Inc. to file reports through its Form 10-K for the 2007 fiscal year.  Knight Inc. is not at present required to file reports under Section 13 or 15(d) of the Act, and if that remains the case we expect that this box will not be checked on Knight Inc.’s Form 10-K for the year ending December 31, 2008.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

3.                                      We believe that this discussion should be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers

Confidential Treatment Requested by Knight Inc.

about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Though you do discuss how you earn revenue and income and your prior acquisitions and expansions, please elaborate on aspects of your business that might cause your future revenue to change in any way, such as the expiration of your transportation contracts, and on how your future incremental acquisitions and expansions will impact your results of operations.  Please give consideration to providing:

•                                          An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•                                          A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Response:  In future filings for Knight Inc., Kinder Morgan Energy Partners, L.P. (sometimes referred to as “KMP”) and, to the extent applicable, Kinder Morgan Management, LLC (sometimes referred to as “KMR”), we will include a discussion that will be located prior to our comparative analysis of the results between reporting periods relating to key variables and other factors and known trends and uncertainties.  This discussion in Knight Inc.’s Form 10-K is expected to be similar to the following, which is based on conditions existing as of the filing of the Form 10-K for the year ended December 31, 2007:

We are an energy infrastructure provider. Our principal business segments are:

•                                          Natural Gas Pipeline Company of America and certain affiliates, referred to as Natural Gas Pipeline Company of America or NGPL, a major interstate natural gas pipeline and storage system;

•                                          Power, a business that owns and operates natural gas-fired electric generation facilities;

Confidential Treatment Requested by Knight Inc.

•                                          Express Pipeline System, the ownership of a one-third interest in a crude oil pipeline system, which we operate and account for under the equity method;

•                                          Products Pipelines–KMP, the ownership and operation of refined petroleum products pipelines that deliver gasoline, diesel fuel, jet fuel and natural gas liquids to various markets, plus the ownership and/or operation of associated product terminals and petroleum pipeline transmix facilities;

•                                          Natural Gas Pipelines–KMP, the ownership and operation of major interstate and intrastate natural gas pipeline and storage systems;

•                                          CO2–KMP, (i) the production, transportation and marketing of carbon dioxide, or “CO2,” to oil fields that use CO2 to increase production of oil, (ii) ownership interests in and/or operation of oil fields in West Texas and (iii) the ownership and operation of a crude oil pipeline system in West Texas;

•                                          Terminals–KMP, the ownership and/or operation of liquids and bulk terminal facilities and rail transloading and materials handling facilities located throughout the United States; and

•                                          Trans Mountain–KMP, the ownership and operation of a pipeline system that transports crude oil and refined petroleum products from Edmonton, Alberta, Canada to marketing terminals and refineries in British Columbia, Canada and the state of Washington.

During 2006 and 2007, we reached agreements to sell certain businesses and assets in which we no longer have any continuing interest, including Terasen Gas, Corridor, the North System and our Kinder Morgan Retail segment. Accordingly, the activities and assets related to these sales are presented as discontinued items in the accompanying consolidated financial statements (see Note 7 of the accompanying Notes to Consolidated Financial Statements). Notes 5 and 15 of the accompanying Notes to Consolidated Financial Statements contain additional information on asset sales and our business segments. As discussed following, many of our operations are regulated by various federal and state regulatory bodies.

Confidential Treatment Requested by Knight Inc.

As an energy infrastructure provider in multiple facets of the United States’ and Canada’s various energy businesses and markets, we examine a number of variables and factors on a routine basis to evaluate our current performance and our prospects for the future.  The profitability of our products pipeline transportation business is generally driven by the utilization of our facilities in relation to their capacity, as well as the prices we receive for our services.  Transportation volume levels are primarily driven by the demand for the petroleum products being shipped or stored.  The prices for shipping are generally based on regulated tariffs that are adjusted annually based on changes in the Producer Price Index.  Because of the overall effect of utilization on our products pipeline transportation business, we seek to own refined products pipelines located in or that transport to stable or growing markets and population centers.

With respect to our interstate natural gas pipelines and related storage facilities, the revenues from these assets tend to be received under contracts with terms that are fixed for various periods of time.  We monitor the contracts under which we provide interstate natural gas transportation services and, to the extent practicable and economically feasible in light of our strategic plans and other factors, we generally attempt to mitigate risk of reduced volumes and prices by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of our available capacity.  However, changes, either positive or negative, in actual quantities transported on our interstate natural gas pipelines may not accurately measure or predict associated changes in profitability because many of the underlying transportation contracts, sometimes referred to as take-or-pay contracts, specify that we receive the majority of our fee for making the capacity available, whether or not the customer actually chooses to utilize the capacity.

Our CO2 sales and transportation business, like our natural gas pipelines business, generally has take-or-pay contracts, although the contracts in our CO2 business typically have minimum volume requirements.  In the long term, our success in this business is driven by the demand for CO2.  However, short-term changes in the demand for CO2 typically do not have a significant impact on us due to the required minimum transport volumes under many of our contracts.  In the oil and gas producing activities within our CO2 business segment, we monitor the amount of capital we expend in relation to the amount of production that is added or the amount of declines in production that are postponed.  In that regard, our production during any period and the reserves that we add during that period are important measures.  In addition,

Confidential Treatment Requested by Knight Inc.

the revenues we receive from our crude oil, natural gas liquids and CO2 sales are a function of, in addition to production quantity, the prices we realize from the sale of these products.  Over the long term, we will tend to receive prices that are dictated by the demand and overall market price for these products.  In the shorter term, however, published market prices are likely not indicative of the revenues we will receive due to our risk management, or hedging, program in which the prices to be realized for certain of our future sales quantities are fixed, capped or bracketed through the use of financial derivatives, particularly for oil.

As with our pipeline transportation businesses, the profitability of our terminals businesses is generally driven by the utilization of our terminals facilities in relation to their capacity, as well as the prices we receive for our services, which in turn are driven by the demand for the products being shipped or stored.  The extent to which changes in these variables affect this business in the near term is a function of the length of the underlying service contracts, the extent to which revenues under the contracts are a function of the amount of product stored or transported and the extent to which such contracts expire during any given period of time.  As with our pipeline transportation businesses, we monitor the contracts under which we provide services and, to the extent practicable and economically feasible in light of our strategic plans and other factors, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of our available capacity.  In addition, weather-related factors such as hurricanes, floods and droughts may impact our facilities and access to them and, thus, the profitability of certain terminals for limited periods of time or, in relatively rare cases of severe damage to facilities, for longer periods.

In our discussions of the operating results of individual businesses which follow, we generally identify the important fluctuations between periods that are attributable to acquisitions and dispositions separately from those that are attributable to businesses owned in both periods.  Principally through Kinder Morgan Energy Partners, we have a history of making accretive acquisitions and economically advantageous expansions of existing businesses.  Our ability to increase earnings and Kinder Morgan Energy Partners’ ability to increase distributions to us and other investors will, to some extent, be a function of Kinder Morgan Energy Partners’ success in acquisitions and expansions.  Kinder Morgan Energy Partners continues to have opportunities for expansion of its facilities in many markets and expects to continue to have

Confidential Treatment Requested by Knight Inc.

such opportunities in the future, although the level of such opportunities is difficult to predict.  Kinder Morgan Energy Partners’ ability to make accretive acquisitions is a function of the availability of suitable acquisition candidates and, to some extent, its ability to raise necessary capital to fund such acquisitions, factors over which it has limited or no control.  The availability of suitable acquisition candidates has lessened in recent periods, largely due to prices that are not attractive to Kinder Morgan Energy Partners, but it has no way to determine the extent to which it will be able to identify accretive acquisition candidates, or the number or size of such candidates, in the future, or whether it will complete the acquisition of any such candidates.

In addition to any uncertainties described in this discussion and analysis, we are subject to a variety of risks that could have a material adverse effect on our business, financial condition, cash flows and results of operations.  Please see Item 1A “Risk Factors.”

Consolidated Financial Results, page 52

4.                                      Please revise your disclosure to remove your discussion of the combined results of the predecessor and successor companies as we do not believe this presentation is meaningful or appropriate.  If you determine that a discussion in MD&A based on pro forma financial information is appropriate and enhances your discussion, you may supplement your discussion of the historical results of the predecessor and the successor with an analysis based upon pro forma results of the successor for the year ended December 31, 2007 as compared to pro forma results for the year ended December 31, 2006.  The pro forma financial information on which the discussion is based should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the going private transaction.  Your pro forma analysis should explain to your readers how the pro forma presentation was derived, why you believe this presentation is useful, and any potential risks associated with using such a presentation, such as the potential that pro forma results might not be indicative of future results.  Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you should include within MD&A pro forma income statements to facilitate an understanding of the basis of the information being discussed.  Please note that your analysis of results for 2006 as compared to 2005 should remain on a historical basis.

Response:  We will remove the column showing the combined results of the predecessor and successor companies and the related discussion in future filings.  As

Confidential Treatment Requested by Knight Inc.

an example of the type of disclosure we expect to provide in future filings, the following is a revised discussion of the Natural Gas Pipelines-KMP segment that appeared in Knight Inc.’s 2007 Form 10-K.

Natural Gas Pipelines–KMP

The Natural Gas Pipelines–KMP segment’s primary businesses involve marketing, transporting, storing, gathering and processing natural gas through both intrastate and interstate pipeline systems and related facilities.

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions, except operating statistics)
Operating Revenues	$3,825.9	$2,640.6	$6,577.7	$7,718.4
Operating Expenses(1)	(3,461.4)	(2,418.5)	(6,057.8)	(7,255.0)
Earnings from Equity Investments(2)	10.3	8.9	40.5	36.8
Other Income (Expense)(3)	1.9	(0.1)	15.1	—
Interest Income and Other Income (Expense), Net	—	0.2	0.7	2.7
Income taxes	(3.4)	(2.6)	(1.4)	(2.6)
Segment Earnings Before DD&A	$373.3	$228.5	$574.8	$500.3

Operating Statistics:
Natural Gas Transport Volumes (Trillion Btus)(4)	931.7	645.6	1,440.9	1,317.9
Natural Gas Sales Volumes (Trillion Btus)(5)	519.7	345.8	909.3	924.6

(1)          Seven months ended December 31, 2007 amount includes a gain of $7.4 million resulting from valuation adjustments related to derivative contracts in place and a settlement of tax reserves, partially offset by a $4.4 million charge related to the revaluation of cushion gas at the time of the Going Private transaction and recorded in the application of the purchase method of accounting. Seven months ended December 31, 2007 and year ended December 31, 2006 and 2005 amounts include a $0.4 million decrease in expense, a $1.5 million increase in expense and a $0.1 million decrease in expense, respectively, associated with environmental liability adjustments. 2006 amount also includes a $6.3 million reduction in expense due to the revaluation of a reserve related to a natural gas purchase/sales contract.

(2)          Five months ended May 31, 2007 amount includes an expense of $1.0 million reflecting Kinder Morgan Energy Partners’ portion of a loss from the early extinguishment of debt by Red Cedar Gathering Company.

(3)          Seven months ended December 31, 2007 amount includes a $1.4 million charge resulting from valuation adjustments, related to assets sold in June, recorded in the application of the purchase method of accounting to the Going Private transaction. 2006 amount includes a $15.1 million gain from the combined sale of Kinder Morgan Energy Partners’ Douglas natural gas gathering system and Painter Unit fractionation facility.

(4)          Includes Rocky Mountain Pipeline Group and Texas Intrastate Natural Gas Pipeline Group pipeline volumes.

(5)          Represents sales made by the Texas Intrastate Natural Gas Pipeline Group.

Combined, the items described in the footnotes to the table above represent an increase in earnings before depreciation, depletion and amortization of $2.0

Confidential Treatment Requested by Knight Inc.

million for the seven months ended December 31, 2007 and $19.9 million for the year ended December 31, 2006. For the five months ended May 31, 2007 the above items represent a decrease of $1.0 million in earnings before depreciation, depletion and amortization.  These items, combined, also increased earnings before depreciation, depletion and amortization by $19.8 million in 2006, relative to 2005.

Revenues by Major Segment Asset:

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions, except operating statistics)
Texas Intrastate Natural Gas Pipeline Group	$3,562.0	$2,492.4	$6,196.6	$7,362.3
Rocky Mountain Pipeline Group	197.3	114.0	282.3	254.4
Upstream	67.1	34.7	96.2	102.6
All others	0.3	—	4.1	1.6
Eliminations	(0.8)	(0.5)	(1.5)	(2.5)

Segment Revenues	$3,825.9	$2,640.6	$6,577.7	$7,718.4

Earnings Before DD&A by Major Segment Asset:

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions, except operating statistics)
Texas Intrastate Natural Gas Pipeline Group	$223.5	$133.0	$305.4	$264.7
Rocky Mountain Pipeline Group	115.0	74.9	201.3	187.0
Upstream	30.1	19.0	65.5	41.7
All others	4.7	1.6	2.6	6.9

Segment Earnings Before DD&A	$373.3	$228.5	$574.8	$500.3

Confidential Treatment Requested by Knight Inc.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

	EBDA increase/(decrease)		Revenues increase/(decrease)
	(In millions, except percentages)
Texas Intrastate Natural Gas Pipeline Group	$34.6	13%	$(1,165.7)	(16)%
Rocky Mountain Pipeline Group	14.3	8%	27.9	11%
Upstream	7.2	17%	(6.4)	(6)%
All others	(1.4)	(21)%	2.5	167%
Intrasegment Eliminations	—	—	1.0	39%
Total Natural Gas Pipelines	$54.7	11%	$(1,140.7)	(15)%

Texas Intrastate Natural Gas Pipeline Group

The Natural Gas Pipelines–KMP segment’s overall earnings before depreciation, depletion and amortization expenses in the seven months ended December 31, 2007, in the five months ended May 31, 2007 and in 2006 were driven by strong performances from the Texas intrastate natural gas pipeline group, which includes the operations of the following four natural gas pipeline systems: Kinder Morgan Tejas (including Kinder Morgan Border Pipeline), Kinder Morgan Texas Pipeline, Kinder Morgan North Texas Pipeline and the Mier-Monterrey Mexico Pipeline. Collectively, the Texas intrastate group serves the Texas Gulf Coast region by transporting, buying, selling, processing, treating and storing natural gas from multiple onshore and offshore supply sources.

The periods for the seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2006 were affected by generally higher sales margins on renewal and incremental contracts, increased transportation revenue from increasing volumes and rates, greater value from natural gas storage activities and higher natural gas processing margins.  For the seven months ended December 31, 2007, the Texas intrastate natural gas pipeline group also benefited from higher sales of cushion gas due to the termination of a storage facility lease, and from incremental natural gas storage revenues due to a new long-term contract with one of its largest customers that became effective April 1, 2007.  This new contract to a lesser extent also affected results for the five months ended May 31, 2007.

Demand on the Texas intrastate systems was generally strong during the 2007 periods, and total natural gas transport volumes on these systems were 377.6 trillion Btus for the seven months ended December 31, 2007, 252.6 trillion

Confidential Treatment Requested by Knight Inc.

Btus for the five months ended May 31, 2007 and 506.7 trillion Btus for the year ended December 31, 2006, which is a 5% increase as compared to 2005 natural gas transport volumes.  Because the group also buys and sells natural gas, the revenues and operating expenses (which include natural gas costs of sales) for the reported periods are affected by the intrastate group’s average prices and volumes for natural gas purchased and sold.

Rocky Mountain Pipeline Group

This group consists of Kinder Morgan Interstate Gas Transmission LLC, Trailblazer Pipeline Company LLC, TransColorado Gas Transmission Company LLC, and Kinder Morgan Energy Partners’ current 51% equity investment in Rockies Express Pipeline LLC.

The seven months ended December 31, 2007 and the five months ended May 31, 2007 were adversely affected by equity earnings from this group’s  investment in Rockies Express. Earnings from Rockies Express, which began interim service in February 2006, reflected depreciation and interest expense allocable to a segment of this project that was placed in service in February 2007 and, until the completion of the Rockies Express-West segment of the project, this segment will have limited natural gas reservation revenues and volumes. Rockies Express-West is a 713-mile, 42-inch diameter natural gas pipeline that extends eastward from the Cheyenne Hub in Weld County, Colorado to Audrain County, Missouri. It has the capacity to transport up to 1.5 billion cubic feet of natural gas per day and began interim service for up to 1.4 billion cubic feet per day on approximately 500 miles of line on January 12, 2008. Rockies Express-West is expected to become fully operational in mid-April 2008.

The $14.3 million (8%) increase in earnings in 2006, relative to 2005, from the Rocky Mountain interstate natural gas pipeline group was driven by a $10.2 million (10%) increase in earnings from the Kinder Morgan Interstate Gas Transmission system and a $3.8 million (10%) increase from the TransColorado Pipeline. The increase from KMIGT was due largely to higher revenues earned in 2006 from both operational sales of natural gas and natural gas park and loan services. KMIGT’s operational gas sales are primarily made possible by its collection of fuel in-kind pursuant to its transportation tariffs and recovery of storage cushion gas volumes. The increase from TransColorado was largely due to higher natural gas transmission revenues earned in 2006 compared to 2005, chiefly related to higher natural gas

Confidential Treatment Requested by Knight Inc.

delivery volumes resulting from both system improvements and the successful negotiation of incremental firm transportation contracts. The pipeline system improvements were associated with an expansion, completed since the end of the first quarter of 2005, on the northern portion of the pipeline.

Upstream

This group consists of Kinder Morgan Energy Partners’ Casper and Douglas gas processing operations and its 49% equity interest in the Red Cedar Gathering Company.  Kinder Morgan Energy Partners’ earnings attributable to its equity investment in the Red Cedar Gathering Company are affected by that entity’s sales of excess fuel gas and natural gas gathering revenues, which fluctuate between periods.  The Casper and Douglas natural gas processing operations revenues and earnings for the seven months ended December 31, 2007 and five months ended May 31, 2007 include sales of natural gas liquids at higher prices and volumes than experienced in prior periods.  The 2006 increase in earnings in the Casper and Douglas operations was primarily related to incremental earnings associated with favorable hedge settlements from natural gas gathering and processing operations.  These operations realized a benefit from comparative differences in hedge settlements associated with the rolling-off of older low price crude oil and propane positions at December 31, 2005.

Results of Operations, page 54

Natural Gas Pipeline Company of America, page 56

5.                                      In future filings, when you list multiple factors that contributed to a change in an income statement line item, please quantify the impact of each factor that you discuss, if practicable, to provide your readers with better insight into the underlying reasons behind the changes in your results.  For example, with respect to the increase in NGPL segment earnings before DD&A from 2006 to 2007, you should quantify the extent to which the increase in transportation and storage revenues and the increase in operational natural gas sales volumes and natural gas prices contributed to the overall change.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:  In future filings for Knight Inc., Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC, we will, to the extent practicable, provide additional disclosures reflecting separate quantification of the individual factors that have a material impact on each income statement line item.  We note that, in

Confidential Treatment Requested by Knight Inc.

accordance with our response to comment 4 above, we will not include the column showing the combined results of the predecessor and successor companies and the related discussion in future filings for Knight Inc. As an example of the type of disclosure we expect to include in future filings in response to this comment, our discussion which relates to 2005 results compared to 2006 results for our NGPL segment would add quantifications to indicate that segment earnings before DD&A for 2006 were positively impacted, relative to 2005, by (i) $65.5 million in gross profits generated from increased transportation and storage revenues in 2006 due principally to successful re-contracting of transportation and storage services reflecting, in part, favorable basis differentials, (ii) $4.0 million of gross profit from recent transportation and storage system expansions and (iii) $36.4 million increase in gross profit from increased operational gas sales prices. These positive impacts were partially offset by (i) $30.2 million of expense for a stress corrosion cracking rehabilitation project and other costs associated with our pipeline integrity management programs, (ii) an increase of $4.6 million in electric compression costs, and (iii) $2.4 million in other system operational and maintenance cost increases.

Interest and Corporate Expenses, Net, page 69

6.                                      We note your presentation of this category of expenses, both here and in Note 15.  Please tell us how you determined that it was meaningful to present a net amount that combines certain operating expenses with several categories of non-operating income and expenses.  Also tell us how you considered whether interest and corporate expenses, net is a non-GAAP measure.

Response:  In future filings we will separate our General and Administrative Expense from our Interest and Other, Net non-operating expenses.  We did not intend for the total of interest and corporate expenses to be a non-GAAP measure, nor did we intend that users of our financial statements use this total amount for any analytical purpose or in lieu of any GAAP measure.  The creation of this category of expenses was simply the result of grouping together line items on page 69 of Knight Inc.’s 2007 Form 10-K for analysis that were not analyzed under any another caption. It was our intention that the individual line items within this category, which are computed under GAAP, should be the amounts utilized for comparative analysis, as was done on pages 69 and 70 of the 2007 Form 10-K.

An example of the type of disclosure we expect to provide in future filings with respect to our General and Administrative Expense and our Interest and Other, Net is set forth below.  This discussion is based on the discussion in Knight Inc.’s 2007 Form 10-K under the former caption “Interest and Other Corporate Expenses, Net,”

Confidential Treatment Requested by Knight Inc.

which we will no longer use.  We note that in accordance with our response to comment 4 above, we will not include the column showing the combined results of the predecessor and successor companies and the related discussion in future filings for Knight Inc.  This example also gives effect to our response to comment 7 with respect to quantification of the impact of the going private transaction.

General and Administrative Expense

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions)		(In millions)
Knight Inc. General and Administrative Expense	$(33.2)	$(138.6)	$(36.9)	$(64.1)
Kinder Morgan Energy Partners General and Administrative Expense	(142.4)	(136.2)	(238.4)	—
Terasen General and Administrative Expenses	—	(8.8)	(29.8)	—
Consolidated General and Administrative Expense	$(175.6)	$(283.6)	$(305.1)	$(64.1)

“General and Administrative Expense” for the five months ended May 31, 2007 includes a total of $141.0 million related to the going private transaction, consisting of $114.8 million expensed by Knight Inc. and $26.2 million allocated to Kinder Morgan Energy Partners. In addition, during the five months ended May 31, 2007 we incurred $4.3 million in selling expenses associated with the sale of our (i) U.S. based retail natural gas distribution and related operations, (ii) Terasen Gas business, and (iii) Terasen Pipelines (Corridor) Inc.  The seven months ended December 31, 2007 and the year ended December 31, 2006 did not include material amounts associated with the going private transaction or material expenses associated with asset sales.

Kinder Morgan Energy Partners’ and Knight Inc.’s general and administrative expenses tend to increase over time in large part because the expansion of their businesses through acquisitions and internal growth requires the hiring of additional employees, resulting in increased payroll and other employee-related expense.

Confidential Treatment Requested by Knight Inc.

Interest and Other, Net

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions)		(In millions)
Interest Expense, Net	$(587.8)	$(251.9)	$(559.0)	$(147.5)
Interest Expense – Deferrable Interest Debentures	(12.8)	(9.1)	(21.9)	(21.9)
Minority Interests	(37.6)	(90.7)	(374.2)	(50.5)
Loss on Mark-to-market Interest Rate Swaps	—	—	(22.3)	—
Gain on Sale of Kinder Morgan Management Shares	—	—	—	78.5
Contribution to Kinder Morgan Foundation	—	—	—	(15.0)
Other, Net	14.2	3.5	9.2	11.2
	$(624.0)	$(348.2)	$(968.2)	$(145.2)

“Interest Expense, Net” for the seven months ended December 31, 2007 includes (i) $179.6 million of interest expense related to additional debt incurred as part of the going private transaction, (ii) $236.4 million of Kinder Morgan Energy Partners interest expense and (iii) $171.8 million of Knight Inc. interest expense not related to the going private transaction.  “Interest Expense, Net” for the five months ended May 31, 2007 includes (i) $155.0 million of Kinder Morgan Energy Partners interest expense and (ii) $96.9 million of Knight Inc. interest expense.  Kinder Morgan Energy Partners interest expense tends to increase over time as it incurs additional debt to fund its capital spending and its acquisition of new assets and businesses.

“Interest and Other, Net” was an expense of $968.2 million for the year ended December 31, 2006, compared to an expense of $145.2 million for the year ended December 31, 2005. The increase in net expenses was principally due to (i) $620.0 million from the inclusion of the accounts, balances and results of operations of Kinder Morgan Energy Partners in our consolidated financial statements beginning January 1, 2006 due to our adoption of EITF No. 04-5 (see Note 1(B) of the accompanying Notes to Consolidated Financial Statements), (ii) $83.6 million from the acquisition of Terasen on November 30, 2005 (see Note 4 of the accompanying Notes to Consolidated Financial Statements), which includes the $22.3 million mark-to-market loss on swaps

Confidential Treatment Requested by Knight Inc.

in the table above, and (iii) $78.5 million of income realized during 2005 that did not recur in 2006 related to the sales of KMR shares.

The $411.5 million increase in total interest expense in 2006, relative to 2005, was due to (i) $332.0 million of interest expense of Kinder Morgan Energy Partners that was included in our consolidated financial statements due to our adoption of EITF No. 04-5 effective January 1, 2006, (ii) a $61.3 million increase in interest expense resulting from (1) interest on Terasen’s existing debt, including debt issued in 2006 and (2) interest on incremental debt issued during the fourth quarter of 2005 to acquire Terasen and (iii) a $18.2 million increase in other interest expense resulting from higher effective interest rates, partially offset by lower debt balances.

“Minority Interests” primarily consists of expenses or income associated with minority interests in Kinder Morgan Management and Kinder Morgan Energy Partners.

	Successor Company	Predecessor Company
	Seven Months Ended December 31, 2007	Five Months Ended May 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
	(In millions)		(In millions)
Kinder Morgan Management	$(35.8)	$(17.1)	$(65.9)	$(45.0)
Kinder Morgan Energy Partners	7.1	(75.9)	(300.8)	—
Triton	(9.0)	2.4	(7.3)	(5.3)
Other	0.1	(0.1)	(0.2)	(0.2)
Consolidated Minority Interests Expense	$(37.6)	$(90.7)	$(374.2)	$(50.5)

During the seven months ended December 31, 2007 and five months ended May 31, 2007, our minority interest expense associated with our ownership interests in Kinder Morgan Management was $35.8 million and $17.1 million, respectively.  Minority interest expense for these two periods reflects the earnings recorded by Kinder Morgan Management that are attributed to its shares held by the public.  Kinder Morgan Management’s earnings are solely dependent on its ownership of Kinder Morgan Energy Partnership i-units.  Therefore, our minority interest expense associated with Kinder Morgan Management for these two periods is a function of Kinder Morgan Energy Partners’ earnings and our ownership of Kinder Morgan Management shares, of which we owned approximately 14% as of December 31, 2007 and May 31, 2007.

Confidential Treatment Requested by Knight Inc.

The $20.9 million increase in minority interest expense associated with Kinder Morgan Management from $45.0 million for the year ended December 31, 2005 to $65.9 million for the year ended December 31, 2006 was principally due to $14.1 million in additional Kinder Morgan Energy Partners’ earnings and $7.0 million attributable to the increase in the public’s ownership interests in Kinder Morgan Management.

During the seven months ended December 31, 2007 and five months ended May 31, 2007, our minority interest (income) expense associated with our ownership interests in Kinder Morgan Energy Partners was ($7.1 million) and $75.9 million, respectively.  Minority interest expense for these two periods reflects the earnings from continuing operations recorded by Kinder Morgan Energy Partners that are attributed to its units held by the public.

During the seven months ended December 31, 2007, $141.6 million of minority interest expense associated with Kinder Morgan Energy Partners’ North System, which was sold by Kinder Morgan Energy Partners in October 2007, was recorded in discontinued operations rather than minority interests from continuing operations. See Note 7 of the accompanying Notes to Consolidated Financial Statements.

The adoption of EITF No. 04-5 resulted in our consolidation of Kinder Morgan Energy Partners and the recording of associated Minority Interests expense beginning January 1, 2006.  For the year ended December 31, 2006, the minority interest expense reflects the public’s ownership interests in Kinder Morgan Energy Partners’ earnings.

In addition to the changes we have presented in the foregoing example, we intend to modify the tables presented for our Consolidated Financial Results (page 52 of the Knight Inc. 2007 Form 10-K) and Note 15: Business Segment Information (page 171 of the Knight Inc. 2007 Form 10-K) by eliminating the line item “Interest and Other Corporate Expenses, Net,” replacing it with two line items, “General and Administrative Expense” and “Interest and Other, Net” and making appropriate revisions to the location of information in the footnotes to those tables.

7.                                      We note your analysis of general and administrative expenses.  Please expand your analysis to provide more detail as to why these expenses have changed from period to period.  For example, you state that $119.1 million of the increase in 2007 related to the going private transaction and to other asset sales transactions.  However, you have not quantified the impact of the going private

Confidential Treatment Requested by Knight Inc.

transaction, which we assume is a material nonrecurring expense that should be highlighted, nor have you explained why expenses related to asset sales transactions in 2007 would be higher than those incurred in previous years, since we assume asset sales transactions are a recurring part of your business.  You also indicate that $40.3 million of the increase relates to higher general and administrative expenses of Kinder Morgan Energy Partners, but you have not explained why these expenses were higher in 2007, nor have you quantified any significant components of that increase.

Response:  Please see our response to comment 6 above under the caption “Interest and Corporate Expenses, Net—General and Administrative Expense” for an example of the type of disclosure we will make in future filings to address the Staff’s comment.

Liquidity and Capital Resources, page 71

8.                                      We note your indication that your capital expenditures (other than sustaining capital expenditures) are discretionary and for 2008 are currently expected to be approximately $3.3 billion, including Kinder Morgan Energy Partners’ share.  Please expand this discussion to separately quantify your sustaining capital expenditures as compared to your discretionary capital expenditures and also separate those capital expenditures that are attributable to Kinder Morgan Energy Partners so that it is clear what resources are available to fund these expenditures.  In this regard, we note that you plan to use cash flows from operating activities and possibly borrowing under your revolving credit facility, which appears to be limited to your $1B revolving credit facility.

Response:  We intend to expand the discussion of planned capital expenditures in future filings to separately identify sustaining capital expenditures versus expansion capital expenditures, as well as capital expenditures attributable to Kinder Morgan Energy Partners.  Following is a revised discussion of 2008 capital expenditures that was included in Knight Inc.’s 2007 Form 10-K provided as an example of the type of disclosure we expect to include in future filings:

Our sustaining capital expenditures for 2008 are currently expected to be $7 million for Knight, other than Kinder Morgan Energy Partners, approximately half of which is related to our NGPL business segment for the month and a half we consolidated it, and $196 million for Kinder Morgan Energy Partners.  Our expansion capital expenditures are currently expected to be $5 million for Knight, other than Kinder Morgan Energy Partners, which is all related to our NGPL business segment for the month and a half we

Confidential Treatment Requested by Knight Inc.

consolidated it, and $3.26 billion for Kinder Morgan Energy Partners, including $1.4 billion for Kinder Morgan Energy Partners’ share of capital expenditures for both the Rockies Express and Midcontinent Express natural gas pipeline projects.  We expect to fund the Knight capital expenditures described above with existing cash, cash flows from operations, or Knight’s $1 billion revolving credit facility.  We expect to fund Kinder Morgan Energy Partners’ sustaining capital expenditures with cash flows from operations.  Kinder Morgan Energy Partners’ $1.4 billion share of the capital expenditures for the Rockies Express and Midcontinent Express natural gas pipeline projects is expected to be funded by borrowings under Rockies Express’ and Midcontinent Express’ own revolving credit facilities or by those entities issuing short-term commercial paper or long-term notes and a $306 million equity infusion by Kinder Morgan Energy Partners.  We expect to fund the remaining $1.86 billion of Kinder Morgan Energy Partners’ expansion capital expenditures and its $306 million equity infusion noted above through borrowings under Kinder Morgan Energy Partners’ $1.85 billion revolving credit facility or by issuing Kinder Morgan Energy Partners’ short-term commercial paper.  To the extent these sources are not sufficient, we would expect to fund additional amounts through the issuance of Kinder Morgan Energy Partners’ long-term notes or common units for cash.  We also expect to use sales of Kinder Morgan Energy Partners’ long-term notes and common units over time to refinance portions of Kinder Morgan Energy Partners’ short-term borrowings.

Disclosure of this type will also be included in Kinder Morgan Energy Partners, L.P.’s future filings.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 104

(B) Basis of Presentation, page 105

9.                                      We note from your equity statement that immediately prior to the going private transaction you had 134.3 million shares of common stock outstanding, net of treasury stock.  Please reconcile this outstanding stock to your purchase price for the going private transaction, telling us how many shares were acquired for the cash price of $107.50 and how many shares were contributed by the rollover investors to Knight Holdco LLC.  Also tell us how you valued the contributed shares.  Given the significant impact the going private transaction had on your financial statements, please consider providing this information to your investors

Confidential Treatment Requested by Knight Inc.

as we believe it will assist them in better understanding how you calculated the purchase price.

Response:  Following is a reconciliation of the shares of common stock outstanding at the closing of the going private transaction to the purchase price for the transaction (in millions except for per share amounts):

	Number of Shares	Price per Share	Total Value
Shares purchased	107.6	$107.50	$11,561.3

Shares contributed:
Richard D. Kinder	24.0	$101.00	2,424.0
Other management and board members	2.7	$107.50	295.2
Total shares contributed	26.7		2,719.2

Total shares outstanding as of May 31, 2007	134.3		14,280.5

Less: portion of shares acquired using Knight Inc. cash on hand			(1,756.8)
Add: cash contributions by management at or after closing			3.7
Purchase price per Form 10-K			$12,527.4

The shares contributed by members of management and the board members other than Richard D. Kinder who were investors in the going private transaction were valued at $107.50 per share, the same as the amount per share paid to the public shareholders in the going private transaction.  The shares contributed by Richard D. Kinder were valued at $101.00 per share because Mr. Kinder agreed to participate in the transaction at less than the merger price in order to help increase the merger price for other shareholders.

We will provide this information in future filings.

10.                               We note that goodwill recorded in connection with the going private transaction exceeds the total purchase price.  With reference to paragraph 51.b of SFAS 141, please explain to us and clarify in future filings why the investors paid such a substantial premium relative to the net fair value of assets and liabilities acquired.  Your response should describe the factors that contributed to a purchase price that resulted in the recognition of goodwill and explain what you believe such goodwill represents for each entity to which goodwill was attributed.  Furthermore, please explain to us in detail how you determined the fair value of each of the assets and liabilities acquired.  In particular, describe to

Confidential Treatment Requested by Knight Inc.

us your process for identifying intangible assets and tell us the amount allocated to each such asset.  Refer to paragraphs 35-39 and A10-A28 of SFAS 141.

Response:  We believe the purchase price paid by the investors in the going private transaction was the result of arms-length negotiations between the investor group and the independent special committee of the board of directors of Knight Inc. and arose from their respective analyses of all factors they deemed relevant [***].  We believe the value attributed to [***] was determined principally by utilizing [***].  We believe the value attributed to [***] was determined through the application of a variety of methodologies, taking into account observable market data, including [***].  We note that, during the purchase price allocation process, [***] the assets and liabilities of Kinder Morgan Energy Partners, L.P. are consolidated and values are assigned to the underlying assets, liabilities and businesses. In utilizing [***] in their purchase price determination, we believe the investors [***].  The investors’ analysis of the market value of [***].

The determination of the existence of goodwill, as governed largely by the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, principally paragraph 43, results from a comparison of the purchase price paid to the fair value of the identifiable assets acquired and liabilities assumed. After estimating the appropriate fair values of individual assets acquired and liabilities assumed, the fair value (business enterprise value) of individual businesses (grouped into SFAS 142 “reporting units”) was estimated in order to calculate the implied goodwill at that level.  In our view, this goodwill initially recorded at the reporting unit level principally is attributable to, in each case, incremental value attributable to the “going concern” element of these businesses as identified in paragraph B.102 of SFAS 141, an assembled workforce as discussed in paragraphs B.168-169 of SFAS 141, as well as other factors such as favorable geographic locations, barriers to entry and other favorable competitive situations.  Additional goodwill was identified as the difference between the accumulated reporting unit fair values and the total purchase price actually paid in the going private transaction, which goodwill, in accordance with paragraphs 34 and B.120 of SFAS 142, was allocated to individual reporting units primarily based on their contribution to the total fair value of all reporting units.

In our view, therefore, the goodwill that was initially recorded in conjunction with the going private transaction was, in addition to amounts attributable to the “going concern” element and other factors identified in the preceding paragraph, also attributable, in part, to both (i) the fact that the expected cash flows from a collection of businesses contained within a publicly traded master limited partnership (“MLP”) and its publicly traded general partner, are valued by the marketplace at a higher

Confidential Treatment Requested by Knight Inc.

multiple than expected cash flows attributable to similar businesses not contained within an MLP structure principally due to the income tax advantages of an MLP structure and the general partner incentive distribution structure and (ii) the fact that market equity values for securities representing ownership interests in a collection of businesses [***] are typically in excess of the accumulated total of the separately determined fair values of those businesses due to factors such as the nature of the assets (e.g., assets with relatively stable cash flows), the risk reducing impact of diversification (whether through operation in multiple industry sectors or the existence of a large geographic footprint) and increased liquidity through aggregation of cash flows and borrowing capacity.

The table below outlines how we determined the fair value of each of the assets acquired and liabilities assumed.

Type of Assets and Liabilties	Methodology to Determine Fair Value
Current Assets	Recognized at present values of amounts to be realized.
Investments	Recognized based on valuation prepared by third party valuation specialist using a discounted cash flow model.
PP&E

Recognized based on valuation prepared by third party valuation specialist primarily utilizing a method called Replacement Cost New Less Deprecation, unless the expected future use of the asset indicated a lower value.

Oil and Gas Reserves

Recognized based on valuation prepared by third party valuation specialist based on the guidelines for preparing a standardized measure of future net cash flows relating to proved oil and gas reserve quantities.

Intangible Assets	Recognized based on valuation prepared by third party valuation specialist using a discounted cash flow model based on cash flows derived from an excess earnings calculation.
Deferred Charges and Other Assets	Recognized at present value of amounts to be realized.
Current Liabilities	Recognized at present value of amounts to be paid.
Deferred Income Taxes	Recognized in accordance with SFAS 109.
Other Deferred Credits	Recognized at present value of amounts to be paid.
Long-term Debt	Valued based on its current market value when available and through a discounted cash flow analysis when it was not.
Minority Interest	Recognized at historical cost.

Intangible assets identified in the going provide transaction and recognized by Knight Inc. consist of customer relationships, including contracts, of $312 million and permits of $1.8 million.

Confidential Treatment Requested by Knight Inc.

The process to identify these intangible assets involved two steps. The first was to review the accounting literature, including the relevant paragraphs of SFAS 141, and the intangible assets that had been previously recognized on the books of Knight Inc. and its subsidiaries. This provided us with an understanding of the types of intangible assets that are likely to exist in our businesses. The second step was to conduct meetings with each business unit to discuss the need to identify (and the process for identifying) intangible assets that would be required to be recognized apart from goodwill. Based on information conveyed at these meetings, the business units reviewed their contracts, agreements, and other items that might give rise to intangible assets. The information gathered by the business units through this process was then used by us and the third party valuation specialist to assist in the identification of the intangible assets recognized in the going private transaction.

The process of allocating the purchase price to the fair value of the assets acquired and liabilities assumed was completed in May 2008 upon receipt of the final valuation report from the third party valuation specialist.

11.                               Please explain to us how you concluded you should consolidate Kinder Morgan Energy Partners under EITF 04-5 and provide a description of the limited partners’ kick-out rights.  In this regard, we note in your letter to us dated May 21, 2002 that limited partners had the ability to vote to remove the general partner at such time.

Response:  The general partner of Kinder Morgan Energy Partners, L.P. is wholly-owned by Knight Inc., except for a series of non-voting preferred stock. We do not believe we can overcome the presumption that the general partner controls the limited partnership as set forth in paragraph 6 of EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the pronouncement that currently provides the framework for determining whether the general partner in a limited partnership should consolidate the partnership for financial reporting purposes.  We note that, prior to the effective date of EITF 04-5, we followed the guidance contained in AICPA Statement of Position 78-9.

The first test contained in paragraph 6 of EITF 04-5 to overcome the presumption of control by the general partner is whether the limited partners have “the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause.” Section 14.1 of the KMP limited partnership agreement provides that the general partner must first elect to dissolve the partnership before the limited partners have any right to vote on its dissolution.  Section 13.2 of the KMP

Confidential Treatment Requested by Knight Inc.

limited partnership agreement provides that the general partner may be removed if such removal is approved by limited partners holding at least two-thirds of the outstanding units, excluding units owned by the general partner and its affiliates. Paragraph 7 of EITF 04-5 outlines the criteria to determine whether kick-out rights are substantive enough to overcome the presumption of control by a general partner. Paragraph 7(a) notes that the kick-out rights must be able to be “exercised by a single limited partner or a vote of a simple majority (or a lower percentage) of the limited partners voting interests held by parties other than the general partners, entities under common control with the general partners or a general partner, and other parties acting on behalf of the general partners or a general partner.” As the KMP limited partnership agreement requires a two-thirds vote of the limited partners other than the general partner and its affiliates, this test fails to overcome the presumption of control by the general partner.

The second test contained in paragraph 6 of EITF 04-5 is whether the limited partners possess substantive participation rights. Paragraph 16 of EITF 04-5 outlines which participating rights would be considered substantive and states the following (emphasis in original):

“The Task Force believes that limited partners’ rights (whether granted by contract or by law) that would allow limited partners to effectively participate in the following actions of the limited partnership should be considered substantive participating rights and would overcome the presumption that the general partners control the limited partnership:

a.                                       Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures

b.                                      Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.”

Article VII of the KMP limited partnership agreement outlines the rights and obligations of the limited partners. None of the rights outlined in paragraph 16 above nor any similar rights are afforded the limited partners by Article VII of the partnership agreement, nor are any such rights provided by Delaware law.  As we believe none of the rights which are granted to the limited partners would be deemed substantive participating rights under EITF 04-5, we believe the presumption of control by the general partner is not overcome for this test.

Confidential Treatment Requested by Knight Inc.

Because neither test under paragraph 6 of EITF 04-5 necessary to overcome the presumption of control by the general partner was met, we concluded that consolidation of Kinder Morgan Energy Partners, L.P. by Knight Inc. was required upon adoption of EITF 04-5.

(C) Accounting for Regulatory Activities, page 106

12.                              To the extent the significant reduction in regulatory assets and regulatory liabilities in fiscal 2007 relates to the application of the new accounting basis effective with the closing of the going private transaction, please explain to us how you determined the fair value of these assets and liabilities.

Response:  The decrease in regulatory assets and regulatory liabilities between 2006 and 2007 was principally related to the May 2007 sale of our Canada-based retail natural gas distribution operations, which decreased our regulatory assets and regulatory liabilities by $266.8 million and $69.0 million, respectively, accounting for all but approximately $2 million of the change in our net regulatory assets from December 31, 2006 to December 31, 2007.  The application of the new accounting basis effective with the closing of the going private transaction did not have a material impact on our regulatory assets or liabilities.

(I) Goodwill, page 109

13.                              Please explain to us what the balance for acquisitions and purchase price adjustments to goodwill represents for each segment in the seven month period ended December 31, 2007.  Similarly, tell us what each adjustment represents in the six month period ended June 30, 2008, as disclosed in your Form 10-Q for the period then ended.

Response:  Please see the attached Appendix A for a summary of purchase price adjustments to goodwill by segment for the periods from June 1, 2007 through December 31, 2007 and from January 1, 2008 through June 30, 2008, respectively.

The initial valuations used in the allocation of purchase price in conjunction with the going private transaction were estimates made by management based on cash flow multiples, comparative acquisitions and other data available contemporaneously with the transaction.  A third-party valuation expert was engaged to perform an overall valuation of the assets acquired and liabilities assumed in conjunction with the going private transaction, as well as business enterprise values for various components of Knight Inc. and Kinder Morgan Energy Partners, L.P.  Over the course of each quarterly reporting period, incremental data with respect to the value of individual

Confidential Treatment Requested by Knight Inc.

assets acquired and liabilities assumed became available as a result of progress made in completing the third-party valuation report, and this data was utilized to adjust the preliminary allocation of purchase price. In the attached Appendix A, the adjustments shown for “Changes to Value of PP&E,” “Changes to Value of Equity Investments” and “Changes in Value of Intangible Assets” principally reflect the entries resulting from access to this incremental data.

The line item in Appendix A labeled “Changes in Business Unit Enterprise Values” principally represents amounts resulting from changes in estimated business enterprise valuations that became available as a result of the finalization of our valuation and purchase price allocation, including progress made in completing the third-party valuation report, as well as changes in estimated deferred taxes resulting from the movement of purchase price between identifiable assets/liabilities and goodwill as a result of entries made to reflect incremental data received through the third-party valuation process.

(J) Other Intangibles, Net, page 111

14.                              We note that the majority of your other intangibles are comprised of customer relationships, contracts and agreements.  Please explain to us in more detail the nature of these relationships and contracts to help us better understand how you determined these assets have a weighted-average life of over 17 years and to help us understand how you determined straight-line amortization most appropriately recognizes the pattern in which the economic benefits of these assets are consumed.

Response:  Our customer relationship intangible assets were recorded in connection with the going private transaction and were identified and valued as discussed in our response to comment 10. They relate to customers and contracts primarily in our terminals business unit. The contracts in our pipeline businesses are generally shorter-term in nature, subject to complete price discovery and, in many cases, are subject to regulatory tariffs with respect to pricing and terms of service.  Nevertheless, a few instances were identified within our natural gas pipeline businesses in which customer-related intangibles were determined to exist and were recorded.  Similarly, the contracts and customer relationships in our CO2-related business were, due to their nature and terms, determined not to give rise to intangible assets, with the exception of the sales and transportation portion of this business in which an intangible asset was recorded with respect to a significant customer.  Examples of the contracts in our terminals business unit include contracts for handling and storage of petroleum, chemical, and dry-bulk materials including oil, gasoline and other refined

Confidential Treatment Requested by Knight Inc.

petroleum products, coal, petroleum coke, fertilizer, steel and ores. The values of these intangible assets (as well as for the CO2 sales and transportation business and natural gas pipeline businesses) were determined by us in conjunction with the third party valuation specialist by estimating the revenues derived from a customer relationship or contract offset by the cost of supporting assets to fulfill the contract, discounted at a risk adjusted discount rate. The life of each intangible asset is based either on the life of the corresponding contract or, in the case of a customer relationship intangible (the life of which was determined by an analysis of all available data on that business relationship), the length of time used in the discounted cash flow analysis to determine the value of the intangible asset. This led to the weighted average life of 17.3 years that we disclosed.  We believe amortizing these amounts on a straight-line basis most appropriately recognizes the pattern of economic benefits realized from these assets, because our experience has demonstrated that the benefit generally will be realized through the cash flows under the customer/supplier relationship essentially equally throughout the life of the relationship, or in a manner that does not allow the determination of an amortization method that is demonstrably superior to the straight-line method.

(M) Assets and Liabilities Held for Sale, page 116

15.                              We note your disclosures concerning the sale of 80% of your NGPL business segment subsequent to year end.  Please tell us your basis in GAAP for presenting your continuing 20% interest in NGPL as a single amount within the caption “Investments” in the December 31, 2007 balance sheet.  In this regard, it is unclear why it would be appropriate for you to apply the balance sheet presentation guidance in APB 18 to the fiscal year before you sold your 80% interest in NGPL, and it is unclear that offset of these assets and liabilities is permitted under other GAAP guidance.  In your response, also tell us the amount of each major class of assets and liabilities comprising the net amount classified as investments.

Response:  In accordance with paragraph 30 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we determined that the assets and liabilities of the NGPL business segment should be classified as “held for sale” at December 31, 2007 in accordance with the guidance contained in paragraph 46 of SFAS 144. While, to our knowledge, there is no specific guidance within GAAP as to how to implement this classification when less than 100% of the asset is sold, our view is that the presentation most useful to readers of the financial statements is to reclassify 100% of NGPL’s assets and liabilities as “assets held for sale” and to record an asset representing the amount of the equity method investment that will exist post-sale.

Confidential Treatment Requested by Knight Inc.

The amount included in “investments” represents the retained interest and served to reduce the total amount shown as “noncurrent assets held for sale.” Thus, the amount classified as an “investment” has no components per se but, instead, represents a reclassification from the aggregate amount that was classified as “noncurrent assets held for sale” in the prior step of this accounting. In our view, this presentation provides more meaningful information to financial statement users than does a reclassification of only the portion of the assets being sold to “net assets held for sale” because, post-sale, 100% of NGPL’s assets and liabilities (not just the 80% that was sold) were removed from the individual line items on the statement of financial position, with only an equity method investment remaining.

Note 7.  Discontinued Operations, page 132

16.                              With respect to the sales of Corridor Pipeline System and your U.S. retail natural gas distribution and related operations, we were unable to locate pro forma financial statements to reflect the dispositions.  To the extent you did not provide such financial statements because these entities were not significant under Rule 1-02(w) of Regulation S-X, please provide us with your significance tests.  Otherwise, please explain to us why pro forma financial statements were not provided.  Refer also to Article 11 of Regulation S-X.

Response:  We determined that pro forma financial statements for the Corridor Pipeline System and U.S. retail natural gas distribution dispositions were not required because the entities were not significant under Rule 1-02(w) of Regulation S-X.  Please see the attached Appendix B for the significance tests.

Item 11.  Executive Compensation, page 211

Compensation Discussion and Analysis, page 211

17.                              We note that you have implemented a cap on base salary of $300,000, which you believe is below annual base salaries for comparable positions in the marketplace.  Please disclose the basis for your belief.

Response:  As part of our annual compensation evaluation and review, the compensation committee receives summaries of independent salary surveys in which we participate.  At the executive level, a comparison of comparable positions (i.e., title and responsibility) shows that the maximum base salary payable to our executives is less than the market average salary for their respective positions as reflected in such surveys.  We will state in Knight Inc.’s, Kinder Morgan Energy Partners, L.P.’s and Kinder Morgan Management, LLC’s future filings that contain

Confidential Treatment Requested by Knight Inc.

compensation disclosures that our belief is based upon independent salary surveys in which we participate.

18.                              We note your statement on page 212 that “[f]or each of the years ended December 31, 2006 and 2007, no restricted stock or options to purchase shares of KMI, Kinder Morgan Energy Partners or Kinder Morgan Management were granted to any of our named executive officers.”  Please disclose the reason(s) for this policy change.

Response:  As noted in our Compensation Discussion and Analysis, between 2003 and 2005, restricted stock of Kinder Morgan, Inc. was the exclusive component of our long-term executive compensation.  During 2006, while the going private transaction was pending, the merger agreement related to the going private transaction prohibited Kinder Morgan, Inc. from granting any additional shares of restricted stock.  As a result of the going private transaction, Knight Inc. became a wholly owned subsidiary of Knight Holdco LLC.  As noted in the paragraph immediately following the sentence referred to in the Staff’s comment, Knight Holdco LLC awarded members of our management Class B units of Knight Holdco LLC in connection with the going private transaction.  Knight Holdco LLC is the same entity in which the investors in the going private transaction own an interest, and these units might be viewed as a replacement of restricted stock as a component of long-term executive compensation.  We will endeavor to make this clearer in Knight Inc.’s, Kinder Morgan Energy Partners, L.P.’s and Kinder Morgan Management, LLC’s future filings that contain compensation disclosure.

19.                              We note your statement on page 213 that under your Annual Incentive Plan “annual cash bonuses may be paid to [your] executive officers and other employees depending on a variety of factors, including their individual performance, [your] financial performance, the financial performance of [your] subsidiaries (including Kinder Morgan Energy Partners), safety and environmental goals and regulatory compliance.”  Please enhance your disclosure to identify more specifically what skills, responsibilities and other aspects of individual performance are taken in to account and describe in greater detail how your safety and environmental goals and regulatory compliance factor into your bonus awards, as the discussion you provide on page 214 would appear to focus upon only the financial performance objectives.  In this regard, please state whether individual performance, safety and environmental goals or regulatory compliance were taken into account with respect to the 2007 awards.  See Item 402(b)(2)(vii) of Regulation S-K.

Confidential Treatment Requested by Knight Inc.

Response:  At the beginning of each fiscal year, Knight Inc. and KMP include in their respective budgets an amount of money to potentially be paid out under the Annual Incentive Plan.  Additionally, at that time, Mr. Kinder and KMR’s compensation committee (i) establish financial performance targets for both Knight Inc. and KMP and (ii) establish maximum bonus opportunities for certain of Knight Inc.’s and KMR’s senior executives, including their named executive officers.  If the financial performance targets for the year are met, the bonus dollars are available to pay bonuses to employees.  If any of the targets are not met, then some or all of the bonus dollars may not be available to pay bonuses.  Assuming some bonus dollars are available for a given year, then further evaluation is done at the business unit level and the individual performance level.

Safety and environmental goals and regulatory compliance are assessed and factored into bonus awards at the business segment level.  Assuming that bonus dollars are available, each business unit’s performance in these areas is assessed against its performance in previous years and industry benchmarks. This assessment influences positively or negatively the amount of bonus dollars allocated to that business segment.

The named executive officers have different areas of responsibility that require different skill sets. Consequently, many of the skills and aspects of performance taken into account in determining the bonus awards for the respective officers differ based on their areas of responsibility.  However, some skills, such as working within a budget, are applicable for all of the executive officers.  The process of assessing the performance of each of the named executive officers is consistent, with each such officer being assessed relative to the officer’s performance of his or her job in preceding years as well as with respect to specific matters assigned to the officer over the course of the year.

Individual performance, as described above, as well as safety and environmental goals and regulatory compliance were taken into account with respect to the 2007 awards.  While safety and environmental goals and regulatory compliance are assessed at the business unit level, the bonuses of the named executive officers are impacted positively or negatively by the performance of all of the business segments in respect of these items.

Disclosures to the foregoing effect will be included in the next Form 10-K for each of Knight Inc., Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC.

Confidential Treatment Requested by Knight Inc.

20.                              We note your statement on page 213 that your compensation committee reviews and approves annually your financial goals and objectives and that your Annual Incentive Plan is administered by your compensation committee.  Please clarify whether you mean Mr. Kinder, given your statement on page 211 that since the going private transaction Mr. Kinder has made compensation decisions with respect to your executive officers and your board no longer has a separately designated compensation committee.

Response:  Mr. Kinder, as chief manager of Knight Holdco LLC, the parent of Knight Inc., generally possesses the authority to make compensation decisions with respect to Knight Inc.’s employees.  Consequently, Mr. Kinder acts as the “compensation committee” in respect of administering the Annual Incentive Plan for Knight Inc.’s employees.  However, the entire board of Knight Holdco LLC must approve increases in the compensation of Knight Inc.’s senior executive officers.  In addition, Mr. Kinder receives a salary of $1 per year and no other compensation from Knight Inc.  As a result, he does not make compensation decisions for himself when acting as Knight Inc.’s compensation committee.  We note that the board of directors of Kinder Morgan Management, LLC has its own compensation committee that makes compensation decisions with respect to employees of Kinder Morgan Energy Partners, L.P.

Disclosure to the foregoing effect will be included in the next Form 10-K for each of Knight Inc., Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 3. Goodwill, page 11

21.                              We note that all of your recorded goodwill arose in conjunction with the going private transaction in May 2007.  Furthermore, we note that you impaired close to 50% of such goodwill only a year later in connection with your annual impairment test.  Please describe to us in detail and disclose to your investors the underlying events and circumstances that led to such a significant decrease in the fair value of the business in such a short period of time.  We may have further comment upon our review of your response.

Response:  As indicated in our response to comment 10, the goodwill recorded contemporaneously with the going private transaction resulted from the difference between the purchase price paid by the investors in the transaction and the estimated fair values of the identifiable assets acquired and liabilities assumed.  As discussed

Confidential Treatment Requested by Knight Inc.

primarily in response to comment 13, during the purchase price allocation period, adjustments were made following the closing of the going private transaction as additional data became available, which data largely was made available due to progress being made on the completion of the third-party valuation report.

Impairment testing of goodwill is governed by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.  This guidance requires a two-step process in which (i) the fair value of a reporting unit, as determined in accordance with paragraphs 23-25 of SFAS 142, is compared with its carrying value including goodwill and, if the fair value of that reporting unit is less than its carrying value, (ii) a second step is performed to compare the implied fair value of the goodwill to the carrying value of that goodwill to determine the amount of an impairment.  The second step of this process is, essentially, an allocation of reporting unit fair value to that reporting unit’s underlying assets and liabilities as if that fair value were the purchase price paid in a business combination, with any excess of the reporting unit fair value over amounts assigned to individual assets and liabilities representing the implied fair value of goodwill for that reporting unit.  Pursuant to the requirements of SFAS 142, the process of establishing fair values for individual reporting units is essentially done on a “stand alone” basis.  Therefore, the additional structure-related value of an MLP and its general partner [***] is not reflected in individual reporting unit valuations for impairment testing purposes. In our view, it is not feasible to apply an MLP-structure-related valuation process at the individual reporting unit level, nor would other market participants apply such a process in determining a valuation (purchase price) for these reporting units.

The third-party valuation report was completed essentially concurrently with Knight Inc.’s initial post-going private transaction goodwill impairment test.  We also note that, since less than 100% of Kinder Morgan Energy Partners, L.P. was acquired by the investors, we applied the provisions of paragraph 38 of SFAS 142 for goodwill impairment testing when a noncontrolling interest exists.  Notwithstanding the lack of any significant declines in the projected cash flows or prospects of our reporting units subsequent to the closing of the going private transaction, the result of that test was an impairment in the amount determined and subsequently recorded by Knight Inc.  In our view, this impairment resulted largely from the fact that the purchase price used in the initial determination of the amount of goodwill was an objectively determined value based on the price actually paid in the going private transaction, while the estimated fair value used to calculate impairment amounts at the reporting unit level was, essentially, a summation of individually estimated reporting unit fair values determined without reference to the value of the enterprise in its entirety, the overall going private transaction value, or the increase in fair value that would likely result if

Confidential Treatment Requested by Knight Inc.

the individual businesses were valued as if they were part of a publicly traded MLP and general partner.

We note that the FASB considered a somewhat analogous situation in paragraph B.382 of Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”):

“The Boards considered whether this Statement should include special provisions to account for a business combination in which a buyer overpays for its interest in the acquiree.  The Boards acknowledged that overpayments are possible and, in concept, an overpayment should lead to the acquirer’s recognition of an expense (or loss) in the period of acquisition.  However, the Boards believe that in practice any overpayment is unlikely to be detectable or known at the acquisition date.  That is, the Boards are not aware of instances in which a buyer knowingly overpays or is compelled to overpay a seller to acquire a business.  Even if an acquirer thinks it might have overpaid in some sense, the amounts of overpayment would be difficult, if not impossible, to quantify.  Thus, the Boards concluded that in practice it is not possible to identify and reliably measure an overpayment at the acquisition date.  Accounting for overpayments is best addressed through subsequent impairment testing when evidence of a potential overpayment first arises.”

In our view, the above discussion seems to demonstrate an understanding on the part of the FASB that the impairment testing requirements include the use of “fair value” calculations that are not a function of the actual business combination transaction value and, further, that the impact of this “disconnect” may be an impairment at the point of the first post-business combination impairment test.  In such cases, they acknowledge, an impairment might also have been determinable as of the acquisition date, were it not for the period needed to finalize the purchase price allocation.  In other words, this paragraph from SFAS 141(R) seems to support the premise that the goodwill that is initially created based on the purchase price actually paid in a business combination may not, in some instances, survive the initial impairment test, even in the absence of adverse changes in business performance or prospects in the intervening period.  We believe that this discussion by the FASB provides insight into situations such as the impairment under discussion in this response.

Based on the foregoing, we believe that, with respect to the accounting for the impairment in question, we have applied the authoritative guidance as required.

Confidential Treatment Requested by Knight Inc.

Kinder Morgan Management, LLC

Form 10-K for Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies, page 26

(C) Accounting for Share Distributions, page 27

22.                              We note you have charged the fair value of stock dividends against retained earnings, resulting in a retained deficit balance at year end.  Given the retained deficit balance, please tell us how you determined it was appropriate to record the stock dividends at fair value as opposed to par value and how you determined it was appropriate to charge the stock dividends against retained earnings/deficit.

Response:  Under the terms of its limited liability company agreement, except in connection with its liquidation, Kinder Morgan Management, LLC does not pay distributions on its shares in cash. Instead, it makes distributions on its shares in additional shares or fractions of shares. Kinder Morgan Management, LLC is the only owner of a class of limited partner units, called i-units, of Kinder Morgan Energy Partners, L.P.  Kinder Morgan Management, LLC’s limited liability company agreement provides that the number of its shares outstanding shall at all times equal the number of i-units it owns.  Each time Kinder Morgan Energy Partners, L.P. makes a quarterly cash distribution on its common units, it distributes additional i-units to Kinder Morgan Management, LLC instead of cash.  Kinder Morgan Management, LLC records equity in the earnings of Kinder Morgan Energy Partners, L.P. based on Kinder Morgan Energy Partners, L.P.’s earnings per common unit for that quarter.  At the same time it receives the distribution of i-units from Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC makes a distribution on its shares of a number of additional shares that is determined to be essentially economically equivalent to the cash common unit distribution declared by Kinder Morgan Energy Partners, L.P.  This economic equivalency is achieved by distributing a fraction of a share that is equal in value to the cash distribution per common unit made by Kinder Morgan Energy Partners, L.P. relative to the market price of a Kinder Morgan Management, LLC share.

Thus, on at least a quarterly basis, Kinder Morgan Management, LLC records a credit to equity equal to its share of Kinder Morgan Energy Partners, L.P.’s earnings, and each time a distribution is made, a debit to equity equal to the value of the distribution it makes to its shareholders.  The net effect on Kinder Morgan Management, LLC’s retained deficit from these transactions has always been to increase the deficit

Confidential Treatment Requested by Knight Inc.

because Kinder Morgan Energy Partners, L.P.’s earnings per unit (the credit) has always been smaller than its distribution per unit (the debit) because the distribution is based on distributable cash flow which has been the larger amount.

Accounting Research Bulletin 43 provides in Chapter 7, Capital Accounts, that:

“[I]t is to be presumed that such views [that stock dividends are a distribution of earnings] of recipients materially strengthened in those instances, which are by far the most numerous, where the issuances are so small in comparison with the shares previously outstanding that they do not have any apparent effect upon the share market price and, consequently, the market value of the shares previously held remains substantially unchanged.  The committee therefore believes that where these circumstances exist the corporation should in the public interest account for the transaction by transferring from earned surplus to the category of permanent capitalization (represented by the capital stock and capital surplus accounts) an amount equal to the fair value of the additional shares issued.”

We understand that the Staff has, in the past, stated its unofficial position that, “we believe all stock dividends payable to common stockholders when retained earnings are in a deficit position should be accounted for by capitalizing only the stock’s par value from paid in capital.” [Minutes of SEC Regulations Committee Joint Meeting with SEC Staff, March 20, 2001].  We note that Kinder Morgan Management, LLC’s shares have no stated par value.

Based on these facts, we were presented with a choice of recording an entry at market value or recording no entry at all.  Given that these distributions occur quarterly as a matter of course and represent one of the principal reasons why investors invest in Kinder Morgan Management, LLC, we chose to record these distributions by transferring an amount equal to the fair value of the additional shares issued.  We believe investors and other users of Kinder Morgan Management, LLC’s financial statements are best served by our use of this method of accounting.

(E) Income Taxes, page 27

23.                              We note you have elected to be treated as a corporation for federal income tax purposes.  Please explain to us why you do not provide the income tax disclosures required by SFAS 109.

Confidential Treatment Requested by Knight Inc.

Response:  Significant income tax disclosures applicable to Kinder Morgan Management, LLC required by SFAS 109 to be included in either the financial statements or notes to the financial statements are:

•                                         Temporary Differences Resulting in Deferred Tax Balances and Cumulative Amount

The temporary differences resulting in deferred tax balances are disclosed in Note (E) to the financial statements, which states that the only temporary difference results from Kinder Morgan Management, LLC’s investment in Kinder Morgan Energy Partners, L.P.  Because there is only one temporary difference, the cumulative amount is identifiable in the Balance Sheet.

•                                         Significant Components of Income Tax Expense

The total income tax expense is identified as deferred income tax in the Statements of Cash Flows.  We propose in future filings to identify the components in the notes to the financial statements.  For example, such disclosure would state: “Our entire income tax expense consists of deferred income tax.”

•                                         Income Tax Expense Allocated to Continuing Operations and Other Items

The income tax expense allocated to continuing operations is identified in the Statements of Income, and the income tax expense allocated to other items is identified in the Statements of Other Comprehensive Income (Loss).

•                                         Reconciliation of Income Tax Expense to Statutory Rate

SFAS 109, paragraph 43 requires a public enterprise to disclose a reconciliation using percentages or dollars amounts of (i) the reported amount of income tax expense attributable to continuing operations for the year to (ii) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.  The estimated amount and nature of each significant reconciling item shall be disclosed.

Although SFAS 109 does not define what constitutes a “significant” item in the rate reconciliation, Rule 4-08(h) of Regulation S-X currently requires disclosure of individual reconciling items that are more than 5 percent of the

Confidential Treatment Requested by Knight Inc.

amount computed by multiplying pretax income by the statutory tax rate.  The only item meeting this disclosure threshold for Kinder Morgan Management, LLC for the periods presented is the impact of nondeductible goodwill associated with its investment in Kinder Morgan Energy Partners, L.P.  This item was disclosed.  Because there was only one reconciling item to be disclosed, the determination of dollars or percentages is readily identifiable by the reader.

If in future filings other items meet the significance test, Kinder Morgan Management, LLC will include the dollar or percentage for such items.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 9. Out of Period Adjustment, page 8

24.                              Given the materiality of the $7.7 million charge relative to net income for the six months ended June 30, 2008, please explain to us how you were able to conclude the adjustment was not material to your consolidated financial statements in 2007 or 2008 and why you did not restate prior-period financial statements to reflect the correction of the error.  Refer to SFAS 154 and SAB Topic 1:N.

Response:  Attached hereto as Appendix C is a memorandum documenting our analysis of this issue performed under the guidance contained in Topic 1M of Staff Accounting Buletin No. 99, Materiality.  This memorandum was prepared contemporaneously with our identification of the issue.

Kinder Morgan Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Statements of Comprehensive Income, page 118

25.                              Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements, or tell us why this is not applicable.  Refer to paragraph 25 of SFAS 130.

Response:  No income tax expense or benefit has been allocated to any portion of other comprehensive income for Kinder Morgan Energy Partners, L.P. because all of these balances are recorded on non tax paying entities.

Confidential Treatment Requested by Knight Inc.

Note 11. Partners’ Capital, page 158

26.                              We note your disclosures concerning your general partner’s incentive distribution rights (“IDRs”), both here and in Note 12.  To help us better understand your IDRs, please respond to the following comments:

•                                         Please tell us if your IDRs are embedded in the general partner interest such that they cannot be detached and transferred apart from the general partner’s overall interest.

•                                         It appears from your equity statement that you classify distributions related to the general partner’s IDRs as equity transactions.  Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner’s ownership interest.  Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner.  In this regard, we assume from your disclosures in Note 12 that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

Response:  Kinder Morgan Energy Partners, L.P.’s limited partnership agreement provides that distributions shall be made in accordance with certain provisions set forth in the agreement, sometimes referred to as the “distribution waterfall.”  There is no “incentive distribution right” within the limited partnership agreement created separately from the general partner interest.  Further, the limited partnership agreement provides that the general partner may transfer all, but not less than all, of its partnership interest as general partner.  Thus, there is no incentive distribution right that could be detached and transferred.

The distribution waterfall provides several tiers of quarterly distribution amounts, with the general partner receiving an increasing share of incremental distributions as the higher tiers are reached, up to a maximum of 50% of all distributions made at or above the highest distribution tier amount.  While it is true that the general partner receives a larger share of distributions as the higher distribution tiers are reached, it only does so if the limited partners also receive increased distributions.

We believe that this enhanced distribution to the general partner was not, however, intended to represent payment made for services rendered but, rather, represents an

Confidential Treatment Requested by Knight Inc.

incentive for the general partner to make the initial investment in the partnership as well as the continuing investment required of the general partner to maintain its ownership percentage as the partnership issues additional common units.  From the standpoint of the general partner, the right to participate in distributions according to the terms of the limited partnership agreement was a factor in making the decision to invest in the partnership and accept the associated rewards and risks, including the risk that the general partner, unlike the limited partners, is potentially liable for all of the partnership’s obligations.  In this regard, it is directly analogous to the decisions made by all persons who elect to enter into partnerships or elect to purchase any kind of equity position in an entity.

We are aware of no written language (whether in the limited partnership agreement or otherwise) or discussions stating or to the effect that the intent of the incentive distribution was to compensate the general partner for services rendered.  Instead, when the general partner provides services to the partnership, it is reimbursed at cost for expenses incurred or payments it makes on behalf of the partnership and all other expenses allocable to the partnership or otherwise incurred by the general partner in connection with operating the partnership’s business.

We also note that the general partner only receives an incentive distribution to the extent that distributions are at or above the level at which the incentive distribution is made part of the distribution waterfall.  Thus, the general partner was and is not assured of receiving an incentive distribution at all, or at any particular level during any period.  In our view, the facts that (i) the incentive distribution is not assured and (ii) the amount of any incentive distribution is a function only of the amount of cash distributed—not a function of the level or cost of services provided to the partnership—also provide support for the position that the incentive distribution represents an equity return and not compensation for services rendered.

If the incentive distribution rights were meant to compensate the general partner for its services, then not only the existing general partner but any successor should receive that compensation.  However, there are circumstances in which a successor general partner either will not have any incentive distribution rights or will not get any compensatory benefit from them.  If the general partner withdraws from the partnership under circumstances where the withdrawal does not violate the partnership agreement, or if the general partner is removed by the limited partners where cause does not exist, the general partner has the option of receiving cash for its partnership interest from its successor in the amount of the fair value of its interest as general partner.  If the general partner exercises that option, the successor will pay fair market value for the general partner interest, including all of the rights under the

Confidential Treatment Requested by Knight Inc.

distribution waterfall.  Accordingly, the former general partner will receive the fair value of the expected cash flow stream from the general partner interest, including from the incentive distribution rights, even though it provides no further services, and the successor is required to pay for that cash flow, even though it will provide the future services necessary to manage and operate the partnership.  If the general partner does not exercise the option to receive cash from its successor, it becomes a limited partner, its partnership interest, valued at fair market value, is converted into common units, and its successor must make a 1% capital contribution to the partnership.  The successor general partner’s interest in all further distributions is 1% and the interest of the holders of the units is 99%.  In this case the successor general partner would receive no payment or benefit from the incentive distribution rights, which are effectively extinguished.  In neither case is there any element of compensation for services accruing to the successor general partner by reason of the incentive distribution rights.

We are aware that this issue was raised within the context of the discussion of EITF 07-4, Application of the Two-Class Method Under FASB Statement No. 128 to Master Limited Partnerships.  It is our understanding that this issue was determined to be outside the scope of EITF 07-4 and, thus, no guidance resulted.  We are also aware that in AICPA Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, the AICPA declined to provide specific guidance on the question of the characterization of payments from partnerships to general partners, choosing instead to suggest that “the accounting [for such payments] should conform to the structure of the partnership agreement.”  We believe our accounting in this regard does conform to the structure of the partnership agreement and are not aware of any other guidance within GAAP that is specifically on point with respect to this question.

Form 8-K dated January 16, 2008

27.                              We note your use of non-GAAP measures, such as net income before certain items and DCF before certain items, under Item 2.02 of the Form 8-K.  Tell us your consideration of providing the following disclosures, outlined in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov:

•                                         the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

Confidential Treatment Requested by Knight Inc.

•                                         the economic substance behind management’s decision to use such a measure;

•                                         the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                                         the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                                         the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which exclude a number of recurring items, especially since these measures appear to be used to evaluate performance.  If you propose to your revise your disclosures in the future, please show us an example of your proposed revisions.

Response:  In future earnings news releases, we expect to replace our discussion of non-GAAP measures with disclosure similar to the following:

The non-generally accepted accounting principles, or non-GAAP, financial measures of distributable cash flow before certain items, both in the aggregate and per unit, and segment earnings before depreciation, depletion, amortization and amortization of excess cost of equity investments, or DD&A, and certain items, are presented in this news release.  Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income or any other GAAP measure of liquidity or financial performance.

Distributable cash flow before certain items is a significant metric used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders on an ongoing basis.  Management uses this metric to evaluate our overall performance.  It also allows management to simply calculate the coverage ratio of estimated ongoing cash flows to expected cash distributions.  Distributable cash flow before certain items is also an important non-GAAP financial measure for our unitholders because it serves as an indicator of our success in providing a cash

Confidential Treatment Requested by Knight Inc.

return on investment.  This financial measure indicates to investors whether or not we typically are generating cash flow at a level that can sustain or support an increase in the quarterly distributions we are paying pursuant to our partnership agreement.  Our partnership agreement requires us to distribute all available cash.  Distributable cash flow before certain items and similar measures used by other publicly traded partnerships are also quantitative measures used in the investment community because the value of a unit of such an entity is generally determined by the unit’s yield (which in turn is based on the amount of cash distributions the entity pays to a unitholder).  The economic substance behind our use of distributable cash flow before certain items is to measure and estimate the ability of our assets to generate cash flows sufficient to make distributions to our investors.

We define distributable cash flow before certain items to be limited partners’ pretax income before certain items and DD&A, less cash taxes paid and sustaining capital expenditures for KMP, plus DD&A less sustaining capital expenditures for Rockies Express, our equity method investee.  Distributable cash flow before certain items per unit is distributable cash flow before certain items divided by average outstanding units.  “Certain items” are items that are required by GAAP to be reflected in net income, but typically either (1) do not have a cash impact, for example, goodwill impairments, allocated compensation for which we will never be responsible, and results from assets prior to our ownership that are required to be reflected in our results due to accounting rules regarding entities under common control, or (2) by their nature are separately identifiable from our normal business operations and in our view are likely to occur only sporadically, for example legal settlements, hurricane impacts and casualty losses.  Management uses this measure and believes it is important to users of our financial statements because it believes the measure more effectively reflects our business’ ongoing cash generation capacity than a similar measure with the certain items included.  For similar reasons, management uses segment earnings before DD&A and certain items in its analysis of segment performance and managing our business.  We believe segment earnings before DD&A and certain items is a significant performance metric because it enables us and external users of our financial statements to better understand the ability of our segments to generate cash on an ongoing basis.  We believe it is useful to investors because it is a measure that management believes is important and that our chief operating decision makers use for purposes of making decisions about allocating resources to our segments and assessing the segments’ respective performance.

Confidential Treatment Requested by Knight Inc.

We believe the GAAP measure most directly comparable to distributable cash flow before certain items is net income.  Our calculation of distributable cash flow before certain items, which begins with net income after subtracting certain items that are specifically identified in the accompanying tables, is set forth in those tables.  Net income before certain items is presented primarily because we use it in this calculation.  Segment earnings before DD&A is the GAAP measure most directly comparable to segment earnings before DD&A and certain items.  Segment earnings before DD&A and certain items is calculated by removing the certain items attributable to a segment, which are specifically identified in the footnotes to the accompanying tables, from segment earnings before DD&A.  In addition, segment earnings before DD&A computed in accordance with GAAP is included on the first page of the tables presenting our financial results.

Our non-GAAP measures described above should not be considered as an alternative to GAAP net income, segment earnings before DD&A or any other GAAP measure. Distributable cash flow before certain items and segment earnings before DD&A and certain items are not financial measures in accordance with GAAP and have important limitations as analytical tools. You should not consider either of these non-GAAP measures in isolation or as a substitute for an analysis of our results as reported under GAAP.  Because distributable cash flow before certain items excludes some but not all items that affect net income and because distributable cash flow measures are defined differently by different companies in our industry, our distributable cash flow before certain items may not be comparable to distributable cash flow measures of other companies.  Segment earnings before DD&A and certain items has similar limitations.  Management compensates for the limitations of these non-GAAP measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibits 31.1 and 31.2

28.                              Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.  Accordingly please add the parenthetical language that has been excluded from paragraph 4(d) of your certifications.

Confidential Treatment Requested by Knight Inc.

Response:  We will add the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” to paragraph 4(d) of the certifications required by Rule 13a-14(a) or 15d-14(a) in Kinder Morgan Energy Partners, L.P.’s future filings.

* * * *

Each of Knight Inc., Kinder Morgan Management, LLC and Kinder Morgan Energy Partners, L.P. acknowledges, with respect to its respective above-referenced filing, that:

•                                         it is responsible for the adequacy and accuracy of the disclosures in its filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and

•                                         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

/s/ Kimberly A. Dang

Kimberly A. Dang
Vice President and Chief Financial Officer

cc:	Curtis Klement
PricewaterhouseCoopers LLP

Confidential Treatment Requested by Knight Inc.

Appendix A

Knight Inc.

Goodwill Reconciliation

(millions of dollars)

Increases (Decreases) in Goodwill

	Total	NGPL Segment	Products Pipelines - KMP	Natural Gas Pipelines - KMP	CO2 - KMP	Terminals - KMP
Period From June 1, 2007 to December 31, 2007
Going Private Transaction Adjustments
Changes to Value of PP&E	$137.6		$299.0	$(624.4)	$187.2	$275.8
Changes to Value of Equity Investments	(158.3)		(158.3)
Changes in Value of Intangible Assets	(85.8)			(9.6)		(76.2)
Changes in Business Unit Enterprise Values	11.7	$592.1	(539.1)	789.5	(559.3)	(271.5)
Total Going Private Transaction Adjustments	(94.8)	592.1	(398.4)	155.5	(372.1)	(71.9)

Other Goodwill Adjustments	(2.2)					(2.2)

Total Goodwill Adjustments per 10-K	$(97.0)	$592.1	$(398.4)	$155.5	$(372.1)	$(74.1)

Period From January 1, 2008 to June 30, 2008
Going Private Transaction Adjustments
Changes to Value of PP&E	$357.2		$(48.5)	$478.8	$132.8	$(205.9)
Changes to Value of Equity Investments	5.2		5.2
Changes in Value of Intangible Assets	32.1		(0.9)	(12.7)	(24.1)	69.8
Changes in Business Unit Enterprise Values	473.7		19.9	(21.6)	358.7	116.7
Total Going Private Transaction Adjustments	868.2	—	(24.3)	444.5	467.4	(19.4)

Other Goodwill Adjustments	19.4					19.4

Total Goodwill Adjustments per 10-Q	$887.6	$—	$(24.3)	$444.5	$467.4	$—

A-1

Confidential Treatment Requested by Knight Inc.

Appendix B

Kinder Morgan, Inc.

SEC Significance Test for Disposition of Assets

US Retail

(dollars in millions)

Test 1 - Investment Test

Total KMI Assets 12/31/06	$26,796
Investment Sold	$710	(A)

Percentage of Total Assets	2.65%

Greater than 10%	NO

Test 2 - Asset Test

Total KMI Assets 12/31/06	$26,796
Sub Assets Sold	$510

Percentage of Total Assets	1.90%

Greater than 10%	NO

Test 3 - Income Test

	5 Yr Avg		2006	2005	2004	2003	2002

KMI Pre-Tax Income (B)	$594.7		$322.8	$875.4	$706.2	$626.3	$442.7

Sub Pre-Tax Income (C)	$34.7

Percentage of Net Income	5.84%

Greater than 10%	NO

(A)

When performing the investment test for a disposal of a business, the numerator should be the greater of the proceeds for the disposed business or the net investment in the business. As KMI anticipates a significant gain on this sale, the sales price is higher and was used in this calculation.

Confidential Treatment Requested by Knight Inc.

(B)

Represents KMI consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle. As this income for the most recent fiscal year was at least 10% lower than the average of the income for the last five fiscal years, such average income has been substituted for purposes of this computation.

(C)	Represents subsidiary income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.

Confidential Treatment Requested by Knight Inc.

Kinder Morgan, Inc.
SEC Significance Test for Disposition of Assets
Corridor
(dollars in millions)

Test 1 - Investment Test

Total KMI Assets 03/31/07	$26,557
Investment Sold	$236	(A)

Percentage of Total Assets	0.89%

Greater than 10%	NO

Test 2 - Asset Test

Total KMI Assets 03/31/07	$26,557
Sub Assets Sold	$901

Percentage of Total Assets	3.39%

Greater than 10%	NO

Test 3 - Income Test

	5 Yr Avg		2006	2005	2004	2003	2002

KMI Pre-Tax Income (B)	$594.7		$322.8	$875.4	$706.2	$626.3	$442.7

Sub Pre-Tax Income (C)	$11.7

Percentage of Net Income	1.96%

Greater than 10%	NO

Confidential Treatment Requested by Knight Inc.

(A)

When performing the investment test for a disposal of a business, the numerator should be the greater of the proceeds for the disposed business or the net investment in the business. As KMI anticipates a loss on this sale, the book value of the investment is higher and was used in this calculation.

(B)

Represents KMI consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle. As this income for the most recent fiscal year was at least 10% lower than the average of the income for the last five fiscal years, such average income has been substituted for purposes of this computation.

(C)	Represents subsidiary income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.

Confidential Treatment Requested by Knight Inc.

Appendix C

[***]